UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

INFOSONICS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

456784 10 7

(CUSIP Number)

Joseph Ram 4350 Executive Drive, Suite 100 San Diego, CA 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 456784 10 7	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Ram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,035,138 [1]
	8	SHARED VOTING POWER 590,070 [2]
	9	SOLE DISPOSITIVE POWER 4,035,138
	10	SHARED DISPOSITIVE POWER 590,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,208
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7% [3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes shares underlying currently exercisable options to purchase 400,000 shares of common stock at $0.85 per share and shares underlying currently exercisable, and exercisable within 60 days, options to purchase 25,208 shares of common stock at $0.51 per share.

[2]	Includes 196,690 shares held in a separate trust for each of Mr. Ram’s three children (an aggregate of 590,070 shares); Mr. Ram’s sister-in-law is trustee of each of these trusts.
[3]	Based on 14,184,146 shares of the Issuer’s common stock outstanding on December 31, 2010.

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Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of InfoSonics Corporation, whose principal executive offices are located at 4350 Executive Drive, Suite 100, San Diego, California 92121.

Item 2.	Identity and Background

This Amendment No. 4 to Schedule 13D relates to Joseph Ram. Mr. Ram currently serves as Chief Executive Officer and as a director of the Issuer; his business address is 4350 Executive Drive, Suite 100, San Diego, California 92121. Mr. Ram is a citizen of the U.S.A.

During the last five years, Mr. Ram has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor has Mr. Ram been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 4 to Schedule 13D incorporates by reference the information provided under Item 3 to Schedule 13D filed by Mr. Ram on June 28, 2004, as amended to date.

Item 4.	Purpose of Transaction

This Amendment No. 4 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by Mr. Ram on June 28, 2004, as amended to date.

Item 5.	Interest in Securities of the Issuer

(a)	As of June 7, 2010 (the date of the reporting event), Mr. Ram beneficially owned 4,625,208 shares of Common Stock comprising approximately 31.7% of the outstanding shares of Common Stock. This ownership consists of 3,609,930 shares held directly by Mr. Ram, 425,208 shares underlying currently exercisable options held by Mr. Ram, and an aggregate of 590,070 shares of Common Stock owned by three separate trusts, each trust benefiting one of his three children (the “Trusts”). Mr. Ram’s sister-in-law is trustee of each of the Trusts.

(b)	Mr. Ram has sole voting and dispositive powers with respect to the 4,035,138 shares of the Common Stock that he beneficially holds directly. He shares with his sister-in-law voting and dispositive powers with respect to the 590,070 shares held by the Trusts.

(c)	Prior to June 7, 2010, the Ram Grantor Retained Annuity Trust (the “Ram GRAT”) was the beneficial owner of 1,080,000 shares of Common Stock. On June 7, 2010, the Ram GRAT distributed all such 1,080,000 shares pursuant to its terms, of which 489,930 shares were distributed to Mr. Ram and 196,690 shares were contributed to each of the Trusts.

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In addition, pursuant to a sales plan intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Ram effected the following open market sales of Common Stock during the period from February 12, 2007 (the date of Amendment No. 3 to Schedule 13D) to the date of this report, and Item 3 is hereby amended to incorporate such transactions:

Date	No. of Shares	Price Per Share*
March 19, 2007	50,000	$3.36
April 2, 2007	50,000	$3.53

*	Represents the average weighted sales price per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 4 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by Mr. Ram on June 28, 2004, as amended to date.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011	/S/ Joseph Ram
Joseph Ram

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